 Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	November 15, 2019

Eldorado Gold Releases Updated Reserve and Resource Statement

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Reserve and Resource estimates as of September 30, 2019.

Highlights

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Total Proven and Probable Reserves of 384 million tonnes at 1.32 grams per tonne gold containing 16.4 million ounces.1
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Measured and Indicated Resources and Inferred Resources at Lamaque increased by 191,000 ounces of gold and 198,000 ounces of gold, respectively, while Proven and Probable Reserves increased by 19,000 ounces of gold.
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Inferred Resources at the combined Perama Hill and Perama South projects increased by 758,000 ounces of gold.
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Proven and Probable Reserves for Kisladag will be further updated in Q1 2020 concurrent with the completion of metallurgical testwork and an updated Kisladag mineral reserve (to be described in a new NI 43-101 Technical Report).

Reserves and Resources Update

The Company’s Proven and Probable gold Reserves totalled 16.4 million ounces as of September 30, 2019, compared to 16.9 million ounces as of September 30, 2018.

Thousand Ounces
Proven and Probable in-situ gold ounces as of September 30,2018	16,937
Mined ounces including mining depletion during 20192	-468
Discovered ounces and converted resources during 2019	169
Decrease due to engineering and metallurgy	-279
Proven and probable in-situ gold ounces as of September 30, 2019	16,359

The complete mineral Reserve and Resource data can be found at the end of this release and includes the data for tonnes, grades and ounces.

The three percent decrease in Proven and Probable Reserve ounces was primarily attributable to processed production. At Lamaque, the last twelve months included successful construction, commissioning and two quarters of solid operating results that have now been supplemented with an increase in Reserve ounces. The reduction at Efemcukuru was due to updated geotechnical information which required a more dilutive mining method. This affected the economics of some previously designed stopes, removing them from this year’s reserves. Olympias also experienced a minor reduction, the result of mined production and readjustment of dilution assumptions in some parts of the orebody. The Perama South resource increase resulted from an updated interpretation of the hosting geology and mineralized horizon. Perama Hill and Perama South Reserve and Resource data is now presented separately, whereas it was previously shown on a combined basis.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, Serbia, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

1 A gold price of $1,250 per ounce was used in the reserve estimates.
2 Mined ounces declared here are processed ounces.

Eldorado Gold Mineral Reserves, as of September 30, 2019

Eldorado Gold Mineral Resources, as of September 30, 2019

Notes on Mineral Resources and Reserves

1.
Mineral reserves and mineral resources are as of September 30, 2019.
2.
Mineral reserves are included in the mineral resources.
3.
The mineral reserves and mineral resources are disclosed on a total project basis.

Mineral Reserve Notes

1.
Long Term Metal Price Assumptions

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Gold price: $1,250/oz
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Silver price: $16.00/oz (for Stratoni it was $11.42/oz Ag as governed by a streaming agreement with Silver Wheaton (Caymans) Ltd.)
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Copper price: $2.75/lb
■
Lead price: $2,000/t
■
Zinc price: $2,400/t

2.
Skouries

The open pit design is based on permit limits, not metal prices, therefore insensitive to a falling or rising metal price environment. The underground designs were based on a Cu price of $3.00/lb. The change in the Cu price to $2.75/lb has no impact to the underground portion of the mineral reserves developed at that time given that the margin on the lowest value ore has been demonstrated to remain positive against the backdrop of updated operating costs. Nevertheless, it is recognized that at the lower Cu price, approximately 11 Mt of the mineral reserves have marginal value, and a further decrease in metal prices would render these uneconomic. The impact would not be felt until the latter part of the project’s long minelife as the lower grade resources are located on the periphery of the orebody and at depth. Furthermore, the loss of these resources would not change the design philosophy or placement of long-term underground infrastructure, the result would be simply a shorter minelife.

3.
Cut-off Grades

Kisladag: $12.25 NSR ; Efemcukuru: 3.00 g/t Au; Lamaque: 3.50 g/t Au; Perama: 0.80 g/t Au; Tocantinzinho: 0.365 g/t Au; Skouries: $12.00 NSR (open pit), $33.33 NSR (underground); Olympias: $133 NSR (drift and fill), $116 NSR (long hole stoping); Stratoni: 13.5% Zn Equivalent grade (=Zn%+Pb%*1.06+Ag%*113.5); Certej: 0.90 g/t Au Equivalent grade (=Au(g/t)+Ag(g/t)*0.0121).

4.
Qualified Persons

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Richard Miller, P.Eng., Director, Mine Engineering (Open Pit) for the Company, is responsible for the Skouries (open pit), Kisladag and Perama mineral reserves;

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John Nilsson, P.Eng., of Nilsson Mine Services, is responsible for the Certej and Tocantinzinho mineral reserves;

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Colm Keogh, P.Eng., Operations Manager, Olympias for the Company, is responsible for the Efemcukuru, Olympias, Stratoni, Skouries (underground) and Lamaque mineral reserves.

Mineral Resource Notes

1.
Cut-off Grades

Kisladag: 0.30 g/t Au for M+I, 0.35 g/t for Inferred; Efemcukuru: 2.5 g/t Au; Lamaque: 2.5 g/t Au; Perama and Perama South: 0.5 g/t Au; Tocantinzinho: 0.3 g/t Au; Certej: 0.7 g/t Au; Skouries: 0.20 g/t Au Equivalent grade (open pit), 0.60 g/t Au Equivalent grade (underground) (=Au g/t + 1.6*Cu%); Olympias: $50 NSR; Piavitsa: 3.5 g/t Au; Sapes: 2.5 g/t Au (underground), 1.0 g/t Au (open pit); Bolcana: 0.30 g/t Au Equivalent grade (open pit), 0.65 g/t Au Equivalent grade (underground) (=Au g/t + 1.27*Cu%); Stratoni: resources are geologically constrained to massive sulfide material based on the sharpness of the mineralized contacts and the high grade nature of the mineralization

2.
Qualified Persons

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Ertan Uludag, P.Geo, Resource Geologist for the Company, is responsible for the Efemcukuru, Olympias and Stratoni mineral resources;
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Stephen Juras, Ph.D., P.Geo., Director, Technical Services for the Company, is responsible for the Lamaque, Kisladag, Certej, Skouries, Perama, Piavitsa and Bolcana mineral resources;
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Peter Lewis, Ph.D., P.Geo., Vice President, Exploration for the Company, is responsible for the Sapes mineral resources;
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Rafael Jaude Gradim, P. Geo., Manager, Corporate Development - Technical Evaluations for the Company, is responsible for the Tocantinzinho mineral resources;
●
Sean McKinley, P.Geo., Senior Geologist for the Company, is responsible for the Perama South resources.

Note Regarding Mineral Reserve and Mineral Resources:
All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") and NI 43-101. Additional information on the mineral properties mentioned in this news release that are considered to be material mineral properties to the Company are contained in Eldorado’s annual information form for the year ended December 31, 2017 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedar.com:

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Technical report entitled "Technical Report, Kişladağ Milling Project, Turkey” with an effective date of March 16, 2018.
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Technical report entitled "Technical Report on the Efemçukuru Project” dated September 17, 2007 with an effective date of August 1, 2007.
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Technical report entitled “Technical Report on the Olympias Project, Au Pb Zn Ag Deposit, Northern Greece” dated July 14, 2011 with an effective date of July 14, 2011.
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Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 1, 2018.
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Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” an effective date of March 21, 2018.

Cautionary Note about Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our mineral reserves and resources, our guidance and outlook, including expected production and recoveries of gold, planned capital and exploration expenditures; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about mineral reserves and resources and metallurgical recoveries, the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to the updating of our resource and reserve models and life of mine plans; mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for the Company, and a "qualified person" under NI 43-101.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources
Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has not been prepared in accordance with the requirements of U.S. securities laws. Without limiting the foregoing, the Technical Disclosure uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the Technical Disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of SEC Industry Guide 7, and resource information contained in the Technical Disclosure may not be comparable to similar information disclosed by U.S. companies.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and U.S. companies have historically not been permitted to disclose mineral resources of any category in reports and registration statements filed with the SEC.

Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Additionally, disclosure of “contained ounces” in a resource is permitted disclosure under Canadian securities laws, however the SEC Industry Guide 7 historically only permitted issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measurements. Accordingly, information contained in the Technical Disclosure may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of U.S. federal securities laws and the rules and regulations thereunder that disclose mineral reserves and mineral resources in accordance with SEC Industry Guide 7.

Contact

Investor Relations
Peter Lekich, Manager Investor Relations
604.687.4018 or 1.888.353.8166
peter.lekich@eldoradogold.com

Media
Louise Burgess, Director Communications and Government Relations
604.601.6679 or 1.888.363.8166
louiseb@eldoradogold.com